Exhibit 99.1

Crystal Financial LLC

dba SLR Credit Solutions

(A Delaware Limited Liability Company)

Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

Crystal Financial LLC dba SLR Credit Solutions

Index

Years Ended December 31, 2023 and 2022

Page(s)
Independent Auditors’ Report	1-2
Consolidated Financial Statements
Consolidated Balance Sheets	3
Consolidated Statements of Operations	4
Consolidated Statements of Changes in Member’s Equity	5
Consolidated Statements of Cash Flows	6
Notes to Consolidated Financial Statements	7–19

Independent Auditors’ Report

To the Board of Managers and Member of

Crystal Financial LLC

Opinion

We have audited the consolidated financial statements of Crystal Financial LLC dba SLR Credit Solutions (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in member’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control-related matters that we identified during the audit.

Philadelphia, Pennsylvania

February 14, 2024

Crystal Financial LLC dba SLR Credit Solutions

Consolidated Balance Sheets

Years Ended December 31, 2023 and 2022

	2023	2022
Assets:
Cash and cash equivalents	$4,155,344	$1,455,691
Restricted cash	14,204,878	20,631,283
Loan interest and fees receivable	3,853,372	5,935,984
Loans	406,553,535	439,484,085
Less: Unearned fee income	(7,437,788)	(7,117,828)
Allowance for credit losses	(9,448,619)	(9,130,536)

Total loans, net	389,667,128	423,235,721
Property and equipment, net	16,469	16,022
Goodwill	5,156,542	5,156,542
Investment in Crystal Financial SBIC LP	—	2,575,336
Other assets	21,368,095	1,676,876

Total assets	$438,421,828	$460,683,455

Liabilities:
Revolving credit facility, net	$215,343,743	$222,093,034
Accrued expenses	5,872,387	3,660,447
Distributions payable	5,000,000	5,000,000
Other liabilities	6,525,994	3,469,397
Collateral held for borrower obligations	9,783,573	17,193,751

Total liabilities	242,525,697	251,416,629

Commitments and Contingencies (see Note 8)
Member’s equity:
Class A units	279,191,400	279,191,400
Accumulated deficit	(83,295,269)	(69,924,574)

Total member’s equity	195,896,131	209,266,826

Total liabilities and member’s equity	$438,421,828	$460,683,455

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC dba SLR Credit Solutions

Consolidated Statements of Operations

Years Ended December 31, 2023 and 2022

	2023	2022
Net interest income:
Interest income	$57,823,000	$35,062,888
Interest expense	20,308,902	8,873,508

Net interest income	37,514,098	26,189,380
Provision for credit losses	17,481,887	4,923,481

Net interest income after provision for credit losses	20,032,211	21,265,899

Operating expenses:
Compensation and benefits	10,517,444	6,551,451
Depreciation and amortization	12,628	12,808
General and administrative expenses	3,008,930	1,820,712

Total operating expenses	13,539,002	8,384,971

Other income (loss):
(Loss) from equity method investment	(22,796)	(4,738,951)
Realized (loss) on investment in equity securities	—	(620,223)

Total other income (loss), net	(22,796)	(5,359,174)

Realized (loss) gain from foreign currency transactions, net	69,572	(121,552)
Unrealized (loss) gain from foreign currency translations, net	(64,164)	120,547

Net income	$6,475,821	$7,520,749

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC dba SLR Credit Solutions

Consolidated Statements of Changes in Member’s Equity

Years Ended December 31, 2023 and 2022

	Class A Units	Accumulated Deficit	Total Member’s Equity
Balance, December 31, 2021	$279,191,400	$(56,945,323)	$222,246,077
Distributions	—	(20,500,000)	(20,500,000)
Net income	—	7,520,749	7,520,749

Balance, December 31, 2022	279,191,400	(69,924,574)	209,266,826
Cumulative effect of adopting new accounting standard (see Note 2)	—	153,484	153,484
Distributions	—	(20,000,000)	(20,000,000)
Net income	—	6,475,821	6,475,821

Balance, December 31, 2023	$279,191,400	$(83,295,269)	$195,896,131

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC dba SLR Credit Solutions

Consolidated Statements of Cash Flows

Years Ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities:
Net income	$6,475,821	$7,520,749
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	17,481,887	4,923,481
Accretion of original issue discount	(869,532)	(369,719)
Depreciation	12,628	12,808
Amortization of debt issuance costs	961,665	1,134,607
Paid-in-kind interest and fee income	(925,689)	(895,655)
Loss from equity method investment	22,796	4,738,951
Unrealized loss (gain) on foreign currency transactions	64,271	(122,735)
Realized loss on foreign currency transactions	7,709	121,141
Write down of amounts classified as other assets	282,107	496,604
Net change in loan interest and fees receivable	1,706,725	(2,227,312)
Net change in other assets	(2,164,850)	731,670
Net change in unearned fees	686,448	1,514,751
Net change in accrued expenses	2,213,631	(1,997,388)
Net change in other liabilities	2,957,432	2,233,179

Net cash provided by operating activities	28,913,049	17,815,132

Cash flows from investing activities:
Purchases of property and equipment	(13,075)	(13,922)
Investment in term loans	(193,501,153)	(205,566,011)
Repayment of term loans	176,268,136	73,952,547
Lending on revolving lines of credit, net	17,836,797	(24,676,942)
Distributions received from Crystal Financial SBIC LP	2,552,540	1,027,010
Net change in collateral held for borrower obligations	(7,410,178)	3,326,200

Net cash used in investing activities	(4,266,933)	(151,951,118)

Cash flows from financing activities:
Net borrowings (repayments) on revolving credit facility	(6,103,274)	124,200,000
Distributions to members	(20,000,000)	(21,000,000)
Payment of debt issuance costs	(2,265,869)	(1,876,134)
Payment of finance lease obligations	(3,725)	(4,440)

Net cash (used in) provided by financing activities	(28,372,868)	101,319,426

Net change in cash, cash equivalents, and restricted cash	(3,726,752)	(32,816,560)
Cash, cash equivalents, and restricted cash at beginning of year	22,086,974	54,903,534

Cash, cash equivalents and restricted cash at end of year	$18,360,222	$22,086,974

Supplemental disclosure of cash flow information:
Cash paid for interest	$19,253,926	$6,744,449

Supplemental disclosure of non-cash investing and financing activities:
Use of loan to obtain equity interest in joint venture (see Note 3)	$17,808,297	$—
Right-of-use assets obtained in exchange for new operating lease liabilities	$2,818,752	$1,696,309

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

1.	Organization

Crystal Financial LLC (“Crystal Financial” or the “Company”), along with its wholly owned subsidiary, Crystal Financial SPV LLC (“Crystal Financial SPV”), is a commercial finance company based in Boston, Massachusetts, that primarily originates, underwrites, and manages secured debt to middle market companies within various industries. The Company was formed in the state of Delaware on March 18, 2010. During 2021, the Company executed a dba filing to do business using the name SLR Credit Solutions.

At December 31, 2023 and 2022, SLR Investment Corp. (“SLR”) owns 100% of the outstanding ownership units of the Company.

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adopted by the Company:

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Crystal Financial SPV. All inter-company investments, accounts and transactions have been eliminated in these consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates most susceptible to change include the allowance for credit losses and the valuation of intangible assets as determined during impairment testing. Actual results could differ materially from those estimates.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash includes all deposits held at banks. Deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (“FDIC”) are exposed to loss in the event of nonperformance by the institution. The Company has had cash deposits in excess of the FDIC insurance coverage and has not experienced any losses on such accounts.

Restricted cash consists of interest and fees collected on those loans held within Crystal Financial SPV that serve as collateral against the Company’s outstanding line of credit. Upon receipt, these funds are restricted from the Company’s access until the fifteenth of the following month. Also included in restricted cash may be funds that serve as collateral against loans outstanding to certain borrowers as well as funds that serve as collateral to outstanding letters of credit

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

2.	Summary of Significant Accounting Policies…continued

Cash, Cash Equivalents, and Restricted Cash…continued

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 230, Statement of Cash Flows, the Company presents the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash in the consolidated statements of cash flows. Accordingly, amounts generally described as restricted cash will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheet that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	December 31,
	2023	2022
Cash and cash equivalents	$4,155,344	$1,455,691
Restricted cash	14,204,878	20,631,283

Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$18,360,222	$22,086,974

Loans

The Company typically classifies all loans as held to maturity. Loans funded by the Company are recorded at the amount of unpaid principal, net of unearned fees, discounts and the allowance for credit losses in the Company’s consolidated balance sheets.

Interest income is recorded on the accrual basis in accordance with the terms of the respective loan. Generally, interest is not accrued on loans with interest or principal payments 90 days or greater past due or on other loans when management believes collection is doubtful. Loans considered impaired, as defined below, are non-accruing. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current interest income and all future proceeds received will generally be applied against principal or interest, in the judgment of management. Interest on loans classified as nonaccrual is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual status. Loans are generally returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured. There were no loans on nonaccrual status at December 31, 2023 and one loan on nonaccrual status at December 31, 2022. The loan on nonaccrual status at December 31, 2022 is the same loan classified as Criticized, as defined by the Company’s Loan Loss Policy, in the Allowance for Credit Losses footnote (see Note 3).

Allowance for Credit Losses

Effective January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments, as amended (“ASU 2016-13”). ASU 2016-13 replaces the incurred loss methodology with an expected loss methodology, referred to as the current expected credit loss (“CECL”) methodology. The Company adopted ASU 2016-13 using the modified retrospective method. Results for 2023 are presented in accordance with ASU 2016-13 while prior period amounts continue to be reported in accordance with previously applicable accounting standards. The Company recorded a net increase to member’s equity of $153,484 as of the adoption date for the cumulative effect of adopting ASU 2016-13.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

2.	Summary of Significant Accounting Policies…continued

Allowance for Credit Losses…continued

The allowance for credit losses reflects our current estimate of potential losses inherent in the loan portfolio at year end. Changes to the allowance are recognized through net income in the consolidated statements of operations. While ASU 2016-13 does not require any particular method for determining the allowance for credit losses, it does specify that the reserve should be based on relevant information about past events, including, but not limited to, historical loss rates, current portfolio composition, market conditions, and reasonable and supportable forecasts for the duration of each respective loan.

The Company’s portfolio consists of both revolvers and term loans. The loans are further classified as either “Pass” or “Criticized.” These classifications are a direct result of the internal risk ratings assigned to each loan during regular loan review meetings. All loans in the Company’s portfolio with similar risk characteristics are individually reviewed when determining the risk rating for each loan. Internal risk ratings are derived upon consideration of various factors related to both the borrower and the borrower’s facility, with those factors related to the borrower’s facility being the key determinant of the overall risk rating. A lower internal risk rating represents less risk while a higher internal risk rating represents more risk. Risk factors of the borrower that are considered include asset and earnings quality, historical and projected financial performance, borrowing liquidity and/or access to capital. Risk factors of the facility that are considered include collateral coverage and the facility’s position within the overall capital structure. Loans rated below a certain threshold are classified as “Pass” and loans rated above a certain threshold are classified as “Criticized.”

The allowance for credit losses on loans classified as “Pass” is assessed using historical loss data, the expected weighted-average remaining maturity of the portfolio, and a qualitative economic view. The Company also reviews trends in the weighted-average risk rating of the portfolio in order to determine whether risk characteristics of the current portfolio, relative to the historical portfolio, could signal a greater risk of expected loss.

In accordance with CECL, the Company’s allowance for credit losses may be adjusted to reflect management’s assessment of current and future economic conditions that may impact the performance of the borrowers. The assessment includes, but is not limited to, unemployment rates, interest rates, expectations of inflation and/or recession, as well as various other macroeconomic factors that could impact the likelihood of potential credit losses during a loan’s anticipated term.

Specific allowances for credit losses are generally applied to loans classified as “Criticized.” Generally, these loans are deemed to be impaired and are typically measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price, or the estimated fair value of the underlying collateral, if the loan is collateral-dependent. Loans are charged off against the allowance at the earlier of either the substantial completion of the liquidation of assets securing the loan, or when senior management deems the loan to be permanently impaired.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. All loans are individually evaluated for impairment according to the Company’s normal loan review process, including overall credit evaluation, nonaccrual status and payment experience. Loans identified as impaired are further evaluated to determine the estimated extent of impairment.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

2.	Summary of Significant Accounting Policies…continued

Goodwill

The Company typically assesses goodwill for impairment at the end of each fiscal year using a qualitative assessment.

Goodwill recognized in business combinations is assigned to the reporting units that are expected to benefit from the combination as of the acquisition date. Goodwill is not amortized; rather goodwill is tested annually for impairment or more frequently upon the occurrence of certain events or substantive changes in circumstances. The Company has elected to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. If the conclusion is supported that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company would not need to perform a quantitative impairment test. If the conclusion cannot be supported, or if the Company does not elect to do the qualitative assessment, then the Company will perform a quantitative assessment. If a quantitative goodwill impairment assessment is performed, the Company utilizes a combination of market and income valuation approaches. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the reporting unit is less than its carrying value. No impairment of goodwill resulted from the annual impairment testing in 2023 or 2022.

Debt Issuance Costs

Debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings against its revolving credit facility (see Note 5). These amounts are amortized using the straight-line method into earnings as interest expense ratably over the contractual term of the facility. Net unamortized debt issuance costs totaled $3,534,603 and $2,232,090 at December 31, 2023 and 2022 and are recorded as a direct deduction in the carrying amount of the revolving credit facility on the accompanying consolidated balance sheets.

Fee Income Recognition

Certain loans in the Company’s portfolio have been issued at a discount. Income related to the accretion of these discounts totaled $869,532 and $369,719 during the years ended December 31, 2023 and 2022, respectively.

Nonrefundable loan fees and costs associated with the origination or purchase of loans are deferred and included in loans, net, in the consolidated balance sheets. These commitment fees, as well as certain other fees charged to borrowers, such as amendment and prepayment fees, are recorded in interest income, after receipt, over the remaining life of the loan using a method which approximates the interest method. Unused line fees are recorded in interest income when received. Unamortized fees totaling $7,437,788 and $7,117,828 are recorded as unearned fee income on the accompanying consolidated balance sheets at December 31, 2023 and 2022, respectively.

Property and Equipment

Property and equipment are carried at cost. Such items are depreciated or amortized on a straight-line basis over the following useful lives:

Furniture and fixtures	5-7 years
Computer equipment	3-5 years
Computer software	3 years
Leasehold improvements	shorter of remaining lease term or the asset’s estimated useful life

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

2.	Summary of Significant Accounting Policies…continued

Lease Accounting

The Company adopted Accounting Standards Update 2016-02, Leases (ASC 842) (“ASU 2016-02”) effective January 1, 2022 using the modified retrospective approach. The Company leases office space and equipment under various operating and finance lease agreements. The leases have varying terms and may include escalation clauses or lease concessions. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Depreciation expense for finance leases is recognized over either the useful life of the asset or the lease term based on the terms of the lease agreement and is recorded as a component of depreciation and amortization on the consolidated statements of operations.

The Company recognizes a right-of-use asset and a lease liability in the consolidated balance sheets as of December 31, 2023 and 2022 for those leases classified as operating or finance leases with a term in excess of twelve months. The lease term is determined at lease commencement and includes any noncancellable period for which the Company has the right to use the underlying asset together with any periods covered by an option to extend the lease, if it is reasonably certain that the Company will exercise the option to extend. The initial determination of the lease liability is calculated as the net present value of the lease payments not yet paid. The discount rate used to determine the present value is the rate implicit in the lease, if present, or if not present, the Company’s incremental borrowing rate. The incremental borrowing rate is defined as the rate that reflects the amount of interest that would have to be paid to borrow funds on a collateralized basis over a similar term to the lease in a similar economic environment. Lease payments include fixed payments less any lease incentives available to the Company plus variable lease payments (see Note 5). During 2023, the right-of-use asset and lease liability were increased by $2,818,752 as a result of a lease modification and extension.

Investment in Equity Securities

The Company accounts for equity securities in accordance with the guidance set forth in Financial Instruments (ASC 825). The Company obtained an equity interest in an entity formed to acquire certain assets of a former borrower during the year ended December 31, 2023 (see Note 3) and elected the measurement alternative set forth in FASB ASC 321-10. The measurement alternative is optional and may be applied to equity securities without a readily determinable fair value. In accordance with the measurement alternative, the interest is recorded at cost, less impairment, plus or minus any changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. No impairment or price changes were recorded on the equity interest during the year ended December 31, 2023. The Company recorded a realized loss on LLC units outstanding totaling $620,223 during the year ended December 31, 2022.

Foreign Currency

The functional currency of the Company is the US Dollar. At December 31, 2023, the Company has two loans denominated in foreign currency in its portfolio. The Company had one loan denominated in a foreign currency in its portfolio at December 31, 2022. The Company also has the ability to borrow foreign currency denominated funds under its revolving line of credit (see Note 5). Gains and losses arising from exchange rate fluctuations on transactions denominated in currencies other than the US Dollar are included in earnings as incurred. The Company recorded unrealized losses on foreign currency translations totaling $64,164 during the year ended December 31, 2023 and unrealized gains on foreign currency translations totaling $120,547 during the year ended December 31, 2022. Realized gains totaling $69,572 and realized losses totaling $121,552 were recorded during the years ended December 31, 2023 and December 31, 2022, respectively.

Distributions

Distributions to members are recorded as of the date of declaration and are approved by the Company’s Board of Managers. Distributions totaling $5,000,000 were declared by the Company at both December 31, 2023 and 2022 but were not paid until the following year.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

2.	Summary of Significant Accounting Policies…continued

Income Taxes

The Company is a single member LLC treated as a disregarded entity for tax purposes. The sole member of Crystal Financial is individually liable for the taxes, if any.

The Company applies the provisions set forth in Accounting for Uncertainty in Income Taxes (ASC 740-10). ASC 740-10 provides a comprehensive model for the recognition, measurement and disclosure of uncertain income tax positions. The Company recognizes the tax effect of certain tax positions when it is more likely than not that the tax position will be sustained upon examination, based solely on the technical merits of the tax position. As of December 31, 2023, the Company does not have any uncertain tax positions that meet the recognition or measurement criteria of ASC 740-10.

As a disregarded entity, the Company has no obligation to file a U.S. federal return for tax periods beginning after July 28, 2016, the date the Company became a disregarded entity for tax purposes. The Company does however continue to file certain state tax returns. As of December 31, 2023, the Company is subject to examination by various state tax authorities for tax years beginning after December 31, 2019.

Recently Issued Accounting Pronouncements

In March 2020, the FASB issued Accounting Standards Update 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). The guidance provides optional expedients and exceptions for applying GAAP to contract modifications, hedging relationships and other transactions, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 (“ASU 2022-06”). ASU 2022-06 deferred the sunset date of ASU 2020-04 to December 31, 2024. The Company has been successful in modifying outstanding loan receivable agreements and its outstanding debt facility in order to replace references to the London Inter-Bank Offered Rate (“LIBOR”) with the Secured Overnight Financing Rate (“SOFR”) or another alternative reference rate. Application of this pronouncement has not had a material impact on the Company’s consolidated financial statements taken as a whole.

3.	Allowance for Credit Losses

There are no individually evaluated loans and no interest or principal payments outstanding as of December 31, 2023. At December 31, 2022, one loan with an aggregate principal balance outstanding of $800,000, was deemed to be impaired. The loan was fully reserved for at December 31, 2022. Although not being accrued for at December 31, 2022, interest on the impaired loan was paid-in-kind and therefore there are no interest payments due at December 31, 2022.

During 2023, the Company placed a loan with outstanding principal of $37,232,381 on non-accrual. The loan was restructured and the Company used $17,808,297 of the outstanding loan balance to purchase an equity ownership in an entity formed to acquire certain assets of the borrower during the bankruptcy process. After applying cash repayments received, the remaining loan balance was written-off in accordance with ASU 2016-13. The equity ownership is deemed to be a variable interest entity of the Company, however it is not subject to consolidation (see Note 9) and is recorded as a component of other assets on the accompanying consolidated balance sheet as of December 31, 2023.

Depending on the assigned internal risk rating, loans are classified as either Pass or Criticized. Generally, once a loan is classified as Criticized, the loan is individually evaluated and a specific reserve analysis is required. There are no loans classified as Criticized at December 31, 2023. One loan, totaling $800,000 is classified as Criticized at December 31, 2022.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

3.	Allowance for Credit Losses…continued

The Company also maintains an allowance on unfunded revolver and delayed draw term loan commitments. At December 31, 2023 and 2022, an allowance of $516,768 and $422,834, respectively, was recorded relating to these commitments. This amount is recorded as a component of other liabilities on the Company’s consolidated balance sheets with changes recorded in the provision for credit losses on the Company’s consolidated statements of operations. The methodology for determining the allowance for unfunded revolver and delayed draw term loan commitments is consistent with the methodology used for determining the allowance for credit losses, with the exception that only the portion of the outstanding commitment expected to be drawn is applied against the unfunded commitments.

The summary of changes in the allowance for credit losses relating to funded commitments for the years ended December 31, 2023 and 2022 is as follows:

	Year Ended December 31, 2023
	Revolvers	Term Loans	Total
Allowance for credit losses:
Beginning balance, prior to adoption of ASU 2016-13	$629,962	$8,500,574	$9,130,536
Impact of adopting ASU 2016-13	(16,684)	(136,800)	(153,484)
Provision for credit losses	43,311	17,344,643	17,387,954
Loans charged-off	—	(16,916,387)	(16,916,387)

Ending allowance for credit losses	$656,589	$8,792,030	$9,448,619

	Year Ended December 31, 2022
	Revolvers	Term Loans	Total
Allowance for credit losses:
Beginning balance,	$79,186	$7,752,756	$7,831,942
Provision for credit losses	550,776	4,428,489	4,979,265
Loans charged-off	—	(3,680,671)	(3,680,671)

Ending allowance for credit losses	$629,962	$8,500,574	$9,130,536

The Company’s primary credit quality indicator is its internal risk ratings, which are used to determine whether a loan should be classified as “Pass” or “Criticized.” The following table presents the net book value of the Company’s loan portfolio as of December 31, 2023, by year of origination, loan type, and risk classification.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

3.	Allowance for Credit Losses…continued

December 31, 2023

	Net Book Value of Loans Receivable by Year of Origination
	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Revolvers
Pass	$—	$—	$—	$—	$26,058,783	$26,058,783
Criticized	—	—	—	—	—	—

Total revolvers	—	—	—	—	26,058,783	26,058,783

Term loans
Pass	168,134,079	90,866,630	48,117,243	65,939,012	—	373,056,964
Criticized	—	—	—	—	—	—

Total term loans	168,134,079	90,866,630	48,117,243	65,939,012	—	373,056,964

Total loans receivable	$168,134,079	$90,866,630	$48,117,243	$65,939,012	$26,058,783	399,115,747

Allowance for credit losses						(9,448,619)

Loans receivable, net						$389,667,128

Loans charged-off	$—	$—	$16,916,387	$—	$—	$16,916,387

4.	Property and Equipment

The cost basis of the Company’s property and equipment as well as the accumulated depreciation at December 31, 2023 and 2022, are as follows:

	December 31,
	2023	2022
Furniture and fixtures	$26,954	$26,954
Computer equipment	232,272	223,675
Computer software	20,846	20,629

	$280,072	$271,258
Less: Accumulated depreciation	(263,603)	(255,236)

	$16,469	$16,022

Finance lease assets totaling $25,907 and $17,310 are included as a component of computer equipment in the above schedule at December 31, 2023 and 2022, respectively.

Depreciation expense of $12,628 and $12,808 was recognized during the years ended December 31, 2023 and 2022.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

5.	Debt Obligations and Financings

Revolving Credit Facility

On May 12, 2011, the Company entered into a Loan Financing and Servicing Agreement (the “Credit Agreement”) in the form of a revolving credit facility.

The Company has the ability to borrow funds denominated in certain foreign currencies under the facility. The maximum amount available to be borrowed in foreign denominated currencies is the US Dollar equivalent of $120,000,000. During 2023 and 2022, the Company incurred fees and expenses totaling $2,264,178 and $1,876,134 in connection with certain amendments to the credit facility. These costs were deferred and are being amortized on a straight-line basis over the contractual term of the Credit Agreement as an adjustment to interest expense.

At December 31, 2023, the amount available to be borrowed under the facility is the lesser of (a) $300,000,000 or (b) the amount calculated and available per the Borrowing Base, as defined in the amended Credit Agreement. Borrowings on the facility bear interest at a rate of 2.95% plus the Lenders’ cost of funds, as defined in the Credit Agreement. The applicable cost of funds varies depending on the currency in which the funds are borrowed. At December 31, 2023, the effective rates were between 8.29% and 8.42%. The Company also pays an undrawn fee on unfunded commitments and an administrative agent fee.

The revolving credit facility is comprised of the following at December 31, 2023 and 2022:

	December 31,
	2023	2022
Principal borrowings	$218,878,346	$224,325,124
Unamortized debt issuance costs	(3,534,603)	(2,232,090)

Revolving credit facility, net	$215,343,743	$222,093,034

The credit facility terminates on the earlier of August 15, 2027 or upon the occurrence of a Facility Termination Event, as defined in the amended Credit Agreement.

Commencing on February 15, 2026 and continuing every three months until the facility’s termination date, the Company may be required to make principal pay-downs on certain amounts outstanding. The amount to be paid down is contingent upon the future amount outstanding as well as the amount of future non-mandatory prepayments made on the credit facility.

Cash, as well as those of the Company’s loans that are held within Crystal Financial SPV, serve as collateral against the facility. The Company has made certain customary representations and warranties under the facility, and is required to comply with various covenants, reporting requirements, and other customary requirements for similar credit facilities. The Credit Agreement includes usual and customary events of default for credit facilities of this nature. The Company is in compliance with all covenants at December 31, 2023 and 2022.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

5.	Debt Obligations and Financings…continued

Leases

The Company has recorded a right-of-use asset and a lease liability for the Company’s operating lease totaling $3,318,438 and $3,306,627, respectively, at December 31, 2023 and $1,081,490 and $1,121,552, respectively, at December 31, 2022. The operating lease right-of-use asset and liability are recorded as a component of other assets and other liabilities on the accompanying consolidated balance sheets. The lease has a weighted average remaining lease term of 6.01 years and a weighted average discount rate of 3.50%.

The cost of the Company’s operating lease totaled $657,878 and $666,033 during the years ended December 31, 2023 and December 31, 2022 respectively.

As of December 31, 2023, future minimum lease commitments under the lease include:

Operating Lease
2024	$493,502
2025	597,824
2026	609,624
2027	621,688
2028	677,959
Thereafter	690,463

Total lease payments	3,691,060
Less: interest expense	(384,433)

Lease liability balance	$3,306,627

6.	Related Party Activity

On March 15, 2013, Crystal Financial committed $50,750,000 of capital to Crystal Financial SBIC LP (the “Fund”) in exchange for a 65.91% limited partner interest. Crystal Financial SBIC LP was established to operate as a small business investment company under the Small Business Investment Company (“SBIC”) Act. The Fund ceased operations and was dissolved effective December 20, 2023.

Certain of the managing members of the Fund’s general partner, Crystal SBIC GP LLC (the “General Partner”), are also members of Crystal Financial’s management team. Crystal Financial and the General Partner entered into a Services Agreement whereby Crystal Financial provided certain administrative services to the General Partner in exchange for a waiver of the quarterly management fee that it owed to the General Partner.

The Company accounted for its limited partner interest in the Fund as an equity method investment in the accompanying consolidated financial statements (see Note 9). Crystal Financial did not make any contributions to the Fund during 2023 or 2022. Cash distributions from the Fund totaled $2,552,540 and $1,027,010 during 2023 and 2022, respectively. In accordance with the equity method of accounting, the Company was allocated net losses from the Fund totaling $22,796 for the year ended December 31, 2023 and $4,738,951 for the year ended December 31, 2022. These amounts represent the Company’s allocation of the Fund’s net loss in accordance with the Fund’s Limited Partnership Agreement. Prior to being dissolved, Crystal Financial’s investment in the Fund was recorded as Investment in Crystal Financial SBIC LP in the accompanying consolidated balance sheets and its share of earnings and losses were recorded as losses from equity method investee on the consolidated statements of operations.

The Company may co-invest with SLR in certain loans and investments. These transactions occur in the normal course of business.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

7.	Member’s Capital

Crystal Financial has issued limited liability company interests, referred to as Class A Units. Each unit entitles its holder to one vote on all matters submitted to a vote of the members. At December 31, 2023 and 2022, the Company has 280,303 outstanding Class A Units, all of which are owned by SLR.

8.	Commitments and Contingencies

The Company is party to financial instruments with off-balance sheet risk including unfunded revolver and delayed draw term loan commitments to certain borrowers.

Under the revolving credit and delayed draw term loans, aggregate unfunded commitments total $74,645,250 and $72,109,377 at December 31, 2023 and 2022, respectively. These agreements have fixed expiration dates. The revolving credit agreements typically require payment of a monthly fee equal to a certain percentage times the unused portion of the revolving line of credit. As the unfunded commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of credit that can be extended under each of the revolving credit agreements and delayed draw term loan agreements is typically limited to the borrower’s available collateral, which is used in calculating the borrower’s borrowing base at the time of a respective draw.

9.	Variable Interest Entity

In accordance with US GAAP, the Company evaluates (a) whether it holds a variable interest in an entity, (b) whether the entity is a variable interest entity (“VIE”) and (c) whether the Company is the primary beneficiary of the VIE.

In evaluating whether or not Crystal Financial SBIC LP is a VIE of the Company, it is noted that the Limited Partnership Agreement of Crystal Financial SBIC LP does not permit a simple majority of the limited partners to exercise kick-out rights, and therefore these rights are deemed to not be substantive. Accordingly, Crystal Financial SBIC LP is deemed to be a VIE. In assessing whether or not the VIE should be consolidated, it was determined that substantially all of the VIE’s activities are not conducted on behalf of Crystal Financial or its de facto agents. Accordingly, the Company does not consolidate Crystal Financial SBIC LP in the accompanying consolidated financial statements.

As part of a loan restructuring (see Note 3), the Company obtained a 10.2% ownership interest in a joint venture operating company during 2023. It was determined that the Company has a variable interest in the joint venture. The Company does not have the individual power to direct the joint venture’s activities and it does not share disproportionally in the obligation to absorb potential losses or the right to receive expected returns of the joint venture. Accordingly, it was determined that the Company is not the primary beneficiary and the VIE is not consolidated in the accompanying consolidated financial statements.

The following table sets forth the information with respect to the unconsolidated VIEs in which the Company holds a variable interest as of December 31, 2023 and 2022.

	December 31 , 2023	December 31 , 2022
Equity interest included in Other assets on the consolidated balance sheets	$17,808,297	$—
Equity interest included in Investment in Crystal Financial SBIC LP on the consolidated balance sheets	—	2,575,336
Maximum risk of loss (1)	17,808,297	24,458,650

(1)	includes the equity investment the Company has made, or could be required to make

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

10.	Fair Value of Financial Instruments

Fair Value Measurements (Topic 820) establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1- inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3- inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

There were no financial assets or financial liabilities measured at fair value on a recurring basis at December 31, 2023 or December 31, 2022.

Financial instruments that are not recorded at fair value on a recurring basis consist of cash, restricted cash, interest receivable, loans receivable, investment in Crystal Financial SBIC LP, collateral held for borrower obligations and the revolving credit facility. Due to the short-term nature of the Company’s cash, restricted cash, interest receivable, and collateral held for borrower obligations, the carrying value approximates fair value.

The Company’s loans receivable are recorded at outstanding principal, net of any deferred fees and costs, unamortized purchase discounts and the allowance for credit losses. If the Company elected the fair value option, the estimated fair value of the Company’s loans receivable would be derived using among other things, a discounted cash flow methodology that considers various factors including the type of loan and related collateral, current market yields for similar debt investments, estimated cash flows, as well as a discount rate that reflects the Company’s assessment of risk inherent in the cash flow estimates.

If the Company elected the fair value option, the estimated fair value of the Company’s investment in Crystal Financial SBIC LP at December 31, 2022 and the revolving credit facility at December 31, 2023 and 2022, would approximate the carrying value. The fair value is estimated based on consideration of current market interest rates for similar debt instruments.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

10.	Fair Value of Financial Instruments…continued

The following table presents the carrying amounts, estimated fair values, and placement in the fair value hierarchy of the Company’s long-term financial instruments, at December 31, 2023 and 2022.

December 31, 2023
			Fair Value Measurements
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Loans receivable	$406,553,535	$406,553,535	$—	$—	406,553,535
Financial liabilities:
Revolving credit facility	218,878,346	218,878,346	—	—	218,878,346

December 31, 2022

			Fair Value Measurements
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Loans receivable	$439,484,085	$438,684,085	$—	$—	$438,684,085
Investment in Crystal Financial SBIC LP	2,575,336	2,575,336	—	—	2,575,336
Financial liabilities:
Revolving credit facility	224,325,124	224,325,124	—	—	224,325,124

11.	Subsequent Events

The Company has evaluated subsequent events through February 14, 2024, the date which the financial statements were available to be issued.